UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________
Commission File Number 1-11373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Cardinal Health 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017

Cardinal Health 401(k) Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2023 and 2022

	Report of Independent Registered Public Accounting Firm	1

	Financial Statements:
	Statements of Net Assets Available for Benefits	2
	Statements of Changes in Net Assets Available for Benefits	3
	Notes to Financial Statements	4

	Supplemental Schedule*:
	Schedule H, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)	11

	Signature	12

	Exhibit:
	Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

*	All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of Cardinal Health 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Cardinal Health 401(k) Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2023 and 2022, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2023 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan's auditor since 2002.
Grandview Heights, Ohio
June 21, 2024

Cardinal Health 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

	2023	2022
Assets
Plan’s interest in Stable Value Master Trust	$374,982,080	$406,659,338
Investments at fair value	3,839,568,662	3,235,061,067
Accrued income	1,161,761	1,212,387

Receivables:
Notes receivable from participants	68,006,160	65,997,504
Company contributions	1,448,613	1,303,715
Participant contributions	—	20,568
Pending trades	1,003,741	447,696
Total receivables	70,458,514	67,769,483

Total assets	4,286,171,017	3,710,702,275

Liabilities
Accrued fees	34,286	22,446
Pending trades payable	1,679,441	13,457
Total liabilities	1,713,727	35,903

Net assets available for benefits	$4,284,457,290	$3,710,666,372
The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2023 and 2022

	2023	2022
Additions to net assets attributed to:
Investment income (loss):
Plan's interest in Stable Value Master Trust's net investment income	$10,337,520	$7,884,390
Net appreciation (depreciation) in the fair value of investments	682,378,043	(733,043,023)
Interest and dividends	16,302,500	31,392,146
Total investment income (loss)	709,018,063	(693,766,487)

Interest income on notes receivable from participants	3,854,571	2,985,206

Contributions:
Company	75,500,734	69,354,119
Participant	158,134,878	150,075,877
Rollovers	28,551,911	31,444,456
Total contributions	262,187,523	250,874,452
Total additions (reductions), net	975,060,157	(439,906,829)

Deductions from net assets attributed to:
Benefits paid to participants	399,271,880	408,342,657
Administrative expenses	1,997,359	2,095,056
Total deductions	401,269,239	410,437,713

Net increase (decrease)	573,790,918	(850,344,542)

Net assets available for benefits:
Beginning of year	3,710,666,372	4,561,010,914
End of year	$4,284,457,290	$3,710,666,372
The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022
1. Description of Plan
General
The Cardinal Health 401(k) Savings Plan (the “Plan”) is a defined contribution plan, covering substantially all U.S. employees of Cardinal Health, Inc. (the “Company”) and certain of its subsidiaries. Employees who are covered by a collective bargaining agreement are not eligible to participate, unless the agreement provides for participation, and employees who are covered by the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico are not eligible to participate. Eligible employees participate upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Cardinal Health Stable Value Fund (the “Stable Value Master Trust”) was established for the Plan and certain other plans of the Company. See Note 3 for more information regarding the Stable Value Master Trust.
Effective January 1, 2020, the Plan was amended and restated in compliance with the Internal Revenue Code of 1986, as amended (the “Code”).
The description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Administration
The Company’s Financial Benefit Plans Committee (the “Committee”) is the Plan administrator and is responsible for the general operation and administration of the Plan.
Principal Financial Group and certain of its affiliates perform the recordkeeping, trustee, and asset custodian duties.
Contributions
Contributions that may be made to the Plan include participant elective contributions, rollover contributions, Company matching, discretionary employer, and discretionary special contributions.
Participants may elect to contribute up to 50% of their eligible compensation (subject to certain limitations), as defined by the Plan document. Participants who have or will attain at least age 50 by the end of the plan year may elect to contribute up to an additional $7,500 and $6,500 in 2023 and 2022, respectively, as a catch-up contribution. Participants may also roll over amounts representing distributions from other qualified plans. Participant contributions may be contributed on a pre-tax basis or as “Roth” contributions or as a combination of the two, subject to applicable limitations. Rollover contributions may also include Roth rollovers.
The Company match is 200% of each participant’s compensation deferral contributions that do not exceed 1% of the participant’s compensation, and 50% of each participant’s compensation deferral contributions that exceed 1% of the participant’s compensation but that do not exceed 5% of the participant’s compensation. Matching contributions are allocated on an aggregate basis to both pre-tax and Roth elective contributions, subject to the matching limitations in the preceding sentences.
In addition, the Company may elect to make discretionary employer contributions and/or discretionary special contributions. Discretionary employer contributions are allocated to participants based generally on their proportionate share of total eligible compensation and eligible compensation above the Social Security taxable wage base amount for the year of allocation.
The Plan’s discretionary employer contribution is determined at the discretion of the Human Resources and Compensation Committee of the Company’s Board of Directors or such other committee, entity, or person authorized by the Human Resources and Compensation Committee for such purposes. To be eligible for the discretionary employer contribution, participants generally must be employed on the last day of the Company’s fiscal year, June 30.
The discretionary employer contribution is calculated on eligible compensation received during the Company’s fiscal year ending within the plan year for which the discretionary employer contribution is made to the Plan. No discretionary employer contributions were made to the Plan for the years ended December 31, 2023 and 2022.
The Plan’s discretionary special contributions, if any, are allocated to the participants in the eligible group ratably based on their proportionate share of the total eligible compensation in that group. No discretionary special contributions were made to the Plan for the years ended December 31, 2023 and 2022.

Notes to Financial Statements
1. Description of Plan (continued)
Contributions (continued)
Participants direct the investment of their contributions into various investment options offered by the Plan. The Company’s matching, discretionary employer and discretionary special contributions, if any, are also invested as directed by participants.
Participant Accounts
Each participant’s account is credited with the participant’s elective contributions, any rollover contributions made by the participant, and allocations of the Company’s contributions and Plan earnings or losses. A participant is entitled to the benefit provided from the participant’s vested account balance.
Vesting
Participants are 100% vested immediately in their elective deferral, rollover, and Company matching contributions, plus actual earnings thereon. A participant is 100% vested in the Company’s discretionary employer and discretionary special contributions after three years of vesting service, or if the participant dies, becomes totally disabled, or reaches retirement age, as defined by the Plan document, while employed by the Company. The Plan provides for the partial vesting of the Company contributions to non-highly compensated participants with more than one year, but less than three years, of vesting service, who were terminated as part of a designated reduction in workforce, as defined in the Plan document.
Forfeitures
Non-vested account balances are generally forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined by the Plan document. Forfeitures may be used to either reduce Company contributions to the Plan or to pay reasonable expenses of the Plan as determined by the Committee.
Forfeitures used to reduce Company contributions and pay reasonable expenses of the Plan were $680,997 and $2,468,168 during 2023 and 2022, respectively. At December 31, 2023 and 2022, the forfeited non-vested accounts were $235,583 and $42,643, respectively.
Administrative Expenses
Administrative expenses are paid by the Company or from the assets of the Plan. General expenses paid from the Plan’s assets are allocated among participant accounts to the extent not paid from forfeitures, except for fees for loans, withdrawals, and Qualified Domestic Relations Orders, which are paid from the account of the participant incurring the expense.
For the year ended December 31, 2022, revenue sharing and sub-transfer agent fee income received by the Plan was credited to the accounts of participants who held revenue sharing and sub-transfer income investments. Participants earned $247,825 in revenue sharing and sub-transfer agent fee income for the year ended December 31, 2022. Effective January 1, 2023, changes in the fee structure eliminated these sources of income for the Plan.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, less the highest outstanding loan balance during the prior 12 months or 50% of their vested account balance. Loan terms primarily range from 1 to 5 years for general purposes, or up to 15 years for the purchase of a primary residence. Participant loans are secured by 50% of the vested balance in the participant’s account as of the date of the loan and bear interest at a reasonable rate, as established by the Committee, currently Prime plus 1%, which is set for the life of the loan. Interest rates for new loans are subject to change on a monthly basis. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.
Payment of Benefits
Upon termination of employment, death, retirement or total disability, distributions are generally made in the form of a lump-sum payment or installments. In addition, the Plan includes a provision for participants to make withdrawals from their rollover contributions account at any time, elective contributions account under certain hardship circumstances, or their account after attaining age 59 1/2, as defined in the Plan document. Required qualified joint and survivor annuity payment options are preserved for the portion of participant accounts transferred to the Plan from a money purchase pension plan, if any.

Notes to Financial Statements
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Plan investments, except for fully benefit-responsive investment contracts (see Note 3), are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts that are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.
Contributions
Contributions from Plan participants, and the related matching contributions from the Company, are recorded in the year in which the employee contributions are withheld from compensation.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan sponsor deems the participant loan to be a distribution, the participant loan balance is retained as a defaulted loan amount until a distributable event occurs, at which time the loan amount is offset from the value of the account.
Payment of Benefits
Benefit payments are recorded when paid.

Notes to Financial Statements
3. Assets Held in the Stable Value Master Trust
Certain of the Plan’s investments are held in the Stable Value Master Trust, which was established for the investment of assets of the Plan and other Company-sponsored retirement plans. Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Stable Value Master Trust is based on account balances of the participants and their elected investment funds. The Stable Value Master Trust’s assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Stable Value Master Trust. The Plan’s interest in the Stable Value Master Trust’s net investment income presented in the Statements of Changes in Net Assets Available for Benefits consists of the unrealized and realized gains (losses) and the earnings on those investments.
The Stable Value Master Trust holds synthetic investment contracts which meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts, because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.
The Plan owns the underlying investments of the synthetic investment contracts. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. Synthetic investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.
The synthetic investment contracts held by the Plan include wrapper contracts which provide a guarantee that the credit rate will not fall below 0%. Cash flow volatility (e.g., timing of benefit payments), as well as asset underperformance, can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in the contracts that adjust renewal crediting rates to recognize the difference between fair value and the book value of the underlying assets. Crediting rates are reviewed quarterly for resetting.
The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuers’ ability to meet their financial obligations. The issuers’ ability to meet their contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with the contract issuers. These events may be different under each contract. Examples of such events include the following:
•Plan disqualification under the Code;
•Establishment of a defined contribution plan by the Company that competes for participant contributions;
•Material amendments to the Plan or administration as to investment options, transfer procedures, or withdrawals;
•Company’s inducement to participants to withdraw or transfer funds from the contract;
•Termination or partial termination of the Plan;
•Group termination, layoff, early retirement incentive program, or other downsizing by the Company;
•Merger or consolidation of the Plan with another plan or spin-off of any portion of the Plan’s assets to another Plan; and
•Any changes in law, regulation, ruling, or administrative or judicial position that, in the issuer’s reasonable determination, could result in substantial disbursements from the contract.
No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.
In addition, certain events allow the issuers to terminate the contacts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:
•The investment manager or trustee breaches any of its material obligations under the agreement;
•Any representation of the investment manager is or becomes untrue in any material respect;
•The investment manager with respect to the contract is terminated, unless a qualified professional manager is duly appointed and is agreed to by the issuer;
•The issuer determines that the execution, delivery, or performance of the contract constitutes or will constitute a prohibited transaction;
•Failure to pay amounts due to the issuer; and
•Termination of the Plan, or disqualification of the trust.
Each investment contract is subject to early termination penalties that may be significant. There are no reserves against contract value for credit risk of the contract issuers or other matters.

Notes to Financial Statements
3. Assets Held in the Stable Value Master Trust (continued)
The Stable Value Master Trust also holds a stable value common collective trust that is composed primarily of fully benefit-responsive investment contracts and is valued at the net asset value of units of the collective trust. The common collective trust is designed to deliver safety and stability by preserving principal and accumulating earnings. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require a one-year notice to ensure that securities liquidations will be carried out in an orderly business manner. The Plan has no contractual obligations to further invest in the fund.
The assets held in the Stable Value Master Trust were as follows for the years ended December 31, 2023 and 2022:

	2023
	Master Trust Balance	Plan's Interest in Master Trust Balance ($)	Plan's Interest in Master Trust Balance (%)
Fully benefit-responsive synthetic investment contracts - at contract value	$368,169,174	$362,556,495	98%
Common collective trusts - at fair value	13,107,406	12,907,586	98%
Total Master Trust investments	381,276,580	375,464,081	98%
Cash and pending activity	(489,463)	(482,001)	98%
Total Master Trust net assets	$380,787,117	$374,982,080	98%

	2022
	Master Trust Balance	Plan's Interest in Master Trust Balance ($)	Plan's Interest in Master Trust Balance (%)
Fully benefit-responsive synthetic investment contracts - at contract value	$399,055,837	$393,953,859	99%
Common collective trusts - at fair value	13,575,222	13,401,661	99%
Total Master Trust investments	412,631,059	407,355,520	99%
Cash and pending activity	(705,198)	(696,182)	99%
Total Master Trust net assets	$411,925,861	$406,659,338	99%
The investment income of the Stable Value Master Trust was as follows for the years ended December 31, 2023 and 2022:

	2023
	Master Trust Balance	Plan's Interest in Master Trust Balance ($)	Plan's Interest in Master Trust Balance (%)
Net investment income	$10,481,766	$10,337,520	99%
Total investment income	10,481,766	10,337,520	99%

	2022
	Master Trust Balance	Plan's Interest in Master Trust Balance ($)	Plan's Interest in Master Trust Balance (%)
Net investment income	$7,991,184	$7,884,390	99%
Total investment income	7,991,184	7,884,390	99%

Notes to Financial Statements
4. Fair Value Measurements
Accounting Standards Codification ("ASC") 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:
Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2:    Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability; and
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3:    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation techniques and inputs used for each general type of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.
Mutual funds and common shares fair values are determined utilizing quoted market prices reported on the active market on which they are traded.
The common collective trusts (“CCTs”) are valued utilizing the respective net asset values as reported by such trusts, which are reported at fair value. The net asset value is used as a practical expedient to estimate fair value. The fair value has been determined by the trustee sponsoring the CCT by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. There are no restrictions as to the redemption of these investments, nor does the Plan have any contractual obligations to further invest in any of these CCTs.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the fair value of the Plan’s assets held outside of the Stable Value Master Trust as of December 31, 2023 and 2022:

	December 31, 2023
	Level 1	Level 2	Level 3	Total

Mutual funds	$517,052,922	$—	$—	$517,052,922
Cardinal Health, Inc., common shares	231,848,064	—	—	231,848,064
Total assets in the fair value hierarchy	$748,900,986	$—	$—	$748,900,986
Common collective trusts measured at net asset value				3,090,667,676
Total assets at fair value				$3,839,568,662

	December 31, 2022
	Level 1	Level 2	Level 3	Total

Mutual funds	$461,843,014	$—	$—	$461,843,014
Cardinal Health, Inc., common shares	186,327,807	—	—	186,327,807
Total assets in the fair value hierarchy	$648,170,821	$—	$—	$648,170,821
Common collective trusts measured at net asset value				2,586,890,246
Total assets at fair value				$3,235,061,067

Notes to Financial Statements
5. Income Tax Status
On September 22, 2017, the Plan received a determination letter from the Internal Revenue Service (the “IRS”) based on plan amendments through December 4, 2015, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan was subsequently amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risk. Market risks include global events which could impact the value of investment securities, such as pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
7. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
8. Related Party and Parties-in-Interest Transactions
The Plan held $231,848,064 and $186,327,807 of Cardinal Health, Inc. common shares at December 31, 2023 and 2022, respectively.
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2023	2022
Net assets available for benefits per the financial statements	$4,284,457,290	$3,710,666,372
Amounts allocated to withdrawing participants	(185,238)	(54,464)
Net assets available for benefits per Form 5500	$4,284,272,052	$3,710,611,908
The following is a reconciliation of benefit payments per the financial statements to Form 5500:

2023
Benefits payments per the financial statements	$399,271,880
Amounts allocated to withdrawing participants:
At December 31, 2022	(54,464)
At December 31, 2023	185,238
Net deemed distributions	(257,336)
Benefits paid to participants per Form 5500	$399,145,318

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Form 5500:

2023
Net increase in assets per the financial statements	$573,790,918
Change in amounts allocated to withdrawing participants	(130,774)
Net income per Form 5500	$573,660,144

Cardinal Health 401(k) Savings Plan
Schedule H, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)*
December 31, 2023
EIN: 31-0958666 Plan Number: 055

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, maturity or par value	Current value
	Mutual funds:
	Dodge & Cox	Stock Fund	445,390,875
	PIMCO	All Asset Fund Institutional	71,662,047

	Common collective trusts:
	Fidelity Management Trust Company	Growth Company Commingled Pool	706,050,748
**	Vanguard Fiduciary Trust Company	500 Index Trust	566,311,033
	Fidelity Institutional Asset Management Trust Co.	FIAM Group Trust for Employee Benefit Plans Small Capitalization Core Commingled Pool	338,749,526
	Fidelity Management Trust Company	Diversified International Commingled Pool	261,790,841
	SEI Trust Company	PIMCO Total Return Collective Trust	259,877,652
**	Vanguard Fiduciary Trust Company	Total International Stock Market Index Trust	239,344,804
**	Vanguard Fiduciary Trust Company	Total Stock Market Index Trust	205,664,597
**	BlackRock Institutional Trust Company	Global Allocation Collective Fund	105,080,353
**	Vanguard Fiduciary Trust Company	Extended Market Index Trust	77,313,225
	JPMorgan Chase Bank	Commingled Pension Trust Fund (Diversified Commercial Property)	75,571,232
**	Vanguard Fiduciary Trust Company	Total Bond Market Index Trust	70,671,562
**	BlackRock Institutional Trust Company	U.S. TIPS Non-Lendable Fund	67,836,922
	Loomis Sayles Trust Company	High Yield Conservative Trust	48,891,995
	SEI Trust Company	Axiom Emerging Markets Trust	37,681,747
	Wellington Trust Company	Opportunistic Emerging Markets Debt Portfolio	24,678,517
	SEI Trust Company	Short-Term Investment Fund	5,152,922

	Common shares:
**	Cardinal Health, Inc.	Common shares	231,848,064

	Loans:
**	Participant loans	Various maturity dates, with interest rates ranging from 4.25% to 9.50%	68,006,160
	Total		$3,907,574,822

*	Other columns required by the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under ERISA have been omitted because they are not applicable.
**	Denotes party-in-interest.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cardinal Health 401(k) Savings Plan

Date:	June 21, 2024	/s/ CASEY FORDYCE
Casey Fordyce
Financial Benefit Plans Committee Member